SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No.____ 4_______)*


                           The Neptune Society, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                        Common Stock, $.008 par value
          -------------------------------------------------------------
                         (Title of Class of Securities)

                                   640776209
              -----------------------------------------------------
                                 (CUSIP Number)

                               February 6, 2004
               -----------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[XX] Rule 13d-1(c)

[  ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                              Page 1 of  5  pages

CUSIP No. 640776209                   13G                    Page 2 of 5 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       D.H. Blair Investment Banking Corp.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES               56,158         (1)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH              0
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH                56,158         (1)
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          56,158        (1)
------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                          less than 1%
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

                CO

--------------------------------------------------------------------------------
     *SEE  INSTRUCTIONS  BEFORE  FILLING OUT

                                                        Page 3 of 5 Pages
Item 1.
         (a)   Name of Issuer:
               The Neptune Society, Inc.

         (b)   Address of Issuer's Principal Executive Offices:
               100 North First Street, #205
               S Burbank, CA  91502

Item 2.
         (a)   Name of Person Filing:

               D.H. Blair Investment Banking Corp.

         (b)   Address of Principal Business Office or, if None, Residence:

               44 Wall Street, 2nd Floor
               New York, NY  10005.

         (c)   Citizenship:

               New York

         (d)   Title of Class of Securities:
               Common Stock, $.008 par value ("shares").

         (e)   CUSIP#:
               640776209


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act

            (b)   [ ]   Bank as defined in section 3(a)(6) of the Act

            (c)   [ ]   Insurance Company  as defined  in section  3(a)(19) of
                        the Act

            (d)   [ ]   Investment Company registered under  section 8 of  the
                        Investment Company Act of 1940

            (e)   [ ]   An investment adviser in accordance with 240.13d-1
                        (b)(1)(ii)(E)

            (f)   [ ]   An employee benefit Plan or endowment fund in
                        accordance with 240.13d-1(b)(1)(ii)(F)

            (g)   [ ]   A parent holding Company or control person in
                        accordance  with  240.13d-1(b)(1)(ii)(G)

            (h)   [ ]   A savings associations as defined in Section 3(b) of
                        the Federal Deposit Insurance Act

            (i)   [ ]   A church plan that is excluded from definition of an
                        investment company under section 3(c)(14) of the Investment Company Act of 1940.

            (j)   [ ]   Group, in accordance with Section 13d-1 (b) (1) (ii)
                        (j).

                                                        Page 4 of 5 Pages
Item 4.   Ownership:

          (a) Amount beneficially owned: 56,158 shares (includes (i) 27,500 shares of common stock owned directly by Reporting Person, (ii) 29,524 shares underlying warrants which are immediately exercisable and (iii) 23,884 shares issuable upon conversion of a debenture which is immediately convertible,

          (b)   Percent of Class*:  Less than 1%

          (c)   Number of shares as to which Reporting Person has:

        (i)  Sole power to vote or to direct the vote:                56,158
       (ii)  Shared power to vote or to direct the vote:                   0
      (iii)  Sole power to dispose or to direct the disposition of:   56,158
       (iv)  Share power to dispose or to direct the disposition of:       0

          ---------------------

          * All percentages herein are based on 5,773,205 shares of Common Stock reported to be outstanding as of the close of business on December 1, 2003 by the Issuer in its prospectus.



Item 5.   Ownership of Five Percent or Less of a Class:

               The Reporting person owns less than five percent of the Issuer's securities.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
          Company:

               Not  applicable


Item 8.    Identification and Classification of Members of the Group:


                N/A

Item 9.     Notice of Dissolution of Group:

              Not applicable.

                                                       Page 5 of 5 Pages

Item 10. Certification:

               By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as participant in any transaction having such purpose of effect.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief of the Reporting Persons, each such person or entity certifies that the information set forth in this statement is true, complete and correct.





                                        D.H. Blair Investment Banking Corp.





                                                 /s/ J. Morton Davis
Dated:   February 10, 2004                  By:________________________________
         New York, New York                       J. Morton Davis